SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For September 8, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY
CNPJ # 43.776.517/0001 -80

NOTICE OF MATERIAL FACT

TARIFF READJUSTMENT

As required by CVM Instruction #358, dated January 3, 2002, COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP hereby announces that, in accordance with Article 28 of the Tariff System Regulation approved by State Decree #41,446, dated December 16, 1996, tariffs of water supply and sewage collection services will be adjusted by 9.00% (nine percent), effective as from August 31, 2005.

The tariffs used by the Company are readjusted on an annual base, based on a formula known by the Company’s consumers and by the market. Such formula takes into consideration the variation of different expenses during the last 12 months, separated in two parts. The first part refers to the so called non-manageable expenses, such as electric power, treatment supplies used on water and sewage treatment plants and tax expenses (taxes, charges, contributions, etc) over which the Company has no control. The second part encompasses the other expenses. On the annual readjustment calculation, non-manageable expenses are calculated by their effective variation during the year and other expenses are readjusted by the official inflation index, the IPCA (Extended Consumer Price Index) published by IBGE (Brazilian Institute of Geography and Statistics).

The IPCA variation regarding the period between August 2004 and July 2005 was 6.57%, which will be used to readjust manageable expenses. Non-manageable costs had a 35.34% increase in the same period. Among these variations, we highlight the increase of 17.04% in electric power expenses, 8.44% in treatment supplies and 77.92% in tax expenses. The 86.15% increase in the COFINS/PASEP stands out among tax expenses. The immediate transfer of these expenses would result in an 11.12% readjustment, strongly above the usual inflation index used.

Worried about the effects of an increase of such magnitude in the consumers’ budget, SABESP’s management decided not to transfer the COFINS/PASEP increase at once, but to apply it in two installments; one this year and the other on the date of the next tariff readjustment. The percentage which has not been transferred at this date (1.94%) will be accrued to the readjustment percentage to be defined for the next period.

Further details on the readjustment application will be made available on SABESP’s website www.sabesp.com.br and will also be published at the São Paulo State Official Gazette.

São Paulo, August 30, 2005.

Rui de Britto Álvares Affonso
Economic-Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: September 8, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.